Exhibit (a)(1)(I)
Interoffice Memorandum

To:	Distribution

From:	Stock Plan Administration

Date:	June 10, 2010

Re:	ProLogis Offer Website—Password Reset Instructions
Today you received an email from Walt Rakowich via Stock Plan Administration email announcing the launch of the Share Option Exchange Program (the “Offer”). Also today, the ProLogis Offer website is being made available to all eligible employees to facilitate the Offer process. You can access the ProLogis Offer website at https://prologis.equitybenefits.com. To initially log onto the website, [LOG IN INSTRUCTIONS] You will be required to reset your password during your initial login.
The password that you choose must contain three of the following: a lower case letter, a capital letter, a special symbol and a number. During the offer period, if you forget your password you will be able to obtain a new password from the website host after answering two challenge questions. These questions are:
1)	[QUESTION 1] and

2)	[QUESTION 2]
Employee Identification Number
Your employee identification number is [ID INFORMATION]. Make sure that you include the necessary leading zeros so that you have entered [ID INFORMATION]. If you do not know your employee identification number [ID INFORMATION]. If you do not have access to either of these systems, you can obtain your employee identification number by contacting your local human resources representative.

[FURTHER INFORMATION REGARDING PASSWORD]
If you have any questions about the Offer, please contact Stock Plan Administration at (303) 567-5277 or (915) 298-6650 or by email to stockplan@prologis.com.